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                                September 3, 2020

       Mohammed Irfan Rafimiya Kazi
       Chief Executive Officer
       Cyber Apps World, Inc.
       9436 W. Lake Mead Blvd., Ste. 5-53
       Las Vegas NV 89134-8340

                                                        Re: Cyber Apps World,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 7,
2020
                                                            File No. 024-11291

       Dear Mr. Kazi:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 7, 2020

       General

   1. Please confirm that the offering will commence within two days of qualification.
   2. Please revise to confirm, if true, that the financial statements included in this filing have been audited.
   3. In your next amendment, please include a currently dated auditor's consent as an Exhibit to your Form 1-A
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Mohammed Irfan Rafimiya Kazi
Cyber Apps World, Inc.
September 3, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any questions.



                                                           Sincerely,
FirstName LastNameMohammed Irfan Rafimiya Kazi
                                                           Division of
Corporation Finance
Comapany NameCyber Apps World, Inc.
                                                           Office of Trade &
Services
September 3, 2020 Page 2
cc:       Rebecca Fuller, Esq.
FirstName LastName